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03011946

UNITED STATES
...ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___11/1/2001___ AND ENDING ___10/31/2002___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Stralem & Company Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   645 Madison Avenue
   (No. and Street)

SEC MAIL RECEIVED FEB 2 6 2003 ...D.C. 16...SECTION

OFFICIAL USE ONLY
FIRM ID. NO.

New York   NY   10022
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Mr. Hirschel B. Abelson   (212) 888-8123
                                                     (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   Richard A. Eisner, LLP/now known as
   Eisner LLP
                        (Name — if individual, state last, first, middle name)

   750 Third Avenue   New York   NY   10017
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 0 7 2003

OATH OR AFFIRMATION

_____Hirschel B. Abelson_____, swear (or affirm) that, to the
st of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Stralem & Company Incorporated_____, as of

_____October 31_____, 20 02 , are true and correct. I further swear (or affirm) that neither the company
r any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
customer, except as follows:

_____

_____

_____

_____
                                        Signature

                        President
                         _____
                           Title

his report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STRALEM & COMPANY INCORPORATED

FINANCIAL STATEMENTS

OCTOBER 31, 2002

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Stralem & Company Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Stralem & Company Incorporated (the "Company") as of October 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Stralem & Company Incorporated as of October 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
November 27, 2002

STRALEM & COMPANY INCORPORATED

Statement of Financial Condition
October 31, 2002

ASSETS

Cash and cash equivalents	$	539,925
Restricted cash		336,102
Receivables:		
Correspondent broker		26,825
Investment advisory fees		182,000
Cash surrender value of life insurance policies		1,195,282
Other assets		130,010
		$ 2,410,144

LIABILITIES

Accounts payable and accrued expenses	$	423,998

Commitments and contingencies

STOCKHOLDERS' EQUITY

Common stock, $.01 par value:	
Voting - authorized and outstanding 31,845 shares	319
Class A nonvoting - authorized and outstanding 63,690 shares	637
Additional paid-in capital	1,177,773
Retained earnings	807,417
	1,986,146
	$ 2,410,144

See notes to financial statements

STRALEM & COMPANY INCORPORATED

Statement of Operations
Year Ended October 31, 2002

Revenues:	
Advisory fees	$ 2,649,049
Net commissions	753,735
Interest income	13,709
	3,416,493
Expenses:	
Employee compensation and benefits	1,499,483
Commissions	883,148
Communication	144,000
Occupancy	401,044
Other operating expenses	416,212
	3,343,887
Net income	$ 72,606

STRALEM & COMPANY INCORPORATED

Statement of Changes in Stockholders' Equity
Year Ended October 31, 2002

| | Number of Shares | | | Additional | | |
| | Common Stock | | | Paid-in | Retained | |
	Voting	Nonvoting	Par Value	Capital	Earnings	Total
Balance - November 1, 2001	31,845	63,690	$ 956	$ 1,177,773	$ 830,346	$ 2,009,075
Net income					72,606	72,606
Distributions					(95,535)	(95,535)
Balance - October 31, 2002	31,845	63,690	$ 956	$ 1,177,773	$ 807,417	$ 1,986,146

STRALEM & COMPANY INCORPORATED

Statement of Cash Flows
Year Ended October 31, 2002

Cash flows from operating activities:		
Net income	$	72,606
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,073
Changes in:		
Restricted cash		1,604
Correspondent broker receivable		56,808
Other assets		(14,325)
Investment advisory fees receivable		1,000
Accounts payable and accrued expenses		(76,553)
Net cash provided by operating activities		51,213
Cash flows from investing activities:		
Acquisition of fixed assets		(1,454)
Increase in cash surrender value of life insurance policies		(3,442)
Net cash used in investing activities		(4,896)
Cash flows from financing activities:		
Distributions		(95,535)
Net decrease in cash and cash equivalents		(49,218)
Cash and cash equivalents - November 1, 2001		589,143
Cash and cash equivalents - October 31, 2002	$	539,925
Supplemental disclosure of cash flow information:		
Taxes paid	$	22,327

See notes to financial statements

STRALEM & COMPANY INCORPORATED

Notes to Financial Statements
October 31, 2002

NOTE A - NATURE OF BUSINESS

Stralem & Company Incorporated (the "Company") is a registered investment advisor under the Investment Advisor Act of 1940. The Company is also a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   The Company considers money market funds to be cash equivalents.

[2]   Investment advisory fees are received quarterly but are recognized as earned.

[3]   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - STOCKHOLDERS' EQUITY

The Company is obligated under an agreement to repurchase the outstanding shares of common stock held by the stockholders at the greater of $1.00 per share or the book value, as defined, of such shares upon their death.

NOTE D - ADVISORY FEES

Pursuant to an agreement with Stralem Fund and Stralem Equity Fund, related parties, the Company earned advisory and management fees of approximately $1,080,000 during the year ended October 31, 2002.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2002, the Company had net capital of approximately $1,303,000, which was approximately $1,275,000 in excess of its required net capital. The Company's net capital ratio was approximately .3 to 1.

NOTE F - EMPLOYEES' PROFIT-SHARING PLAN

Employees of the Company with at least six months' service, except for voting shareholder-employees, participate in a profit-sharing plan. Contributions are made to the plan at the discretion of the Company's Board of Directors. A contribution of $75,000 was authorized and charged to expense for the year ended October 31, 2002.

NOTE G - INCOME TAXES

The Company has elected to be taxed as an S corporation for federal and New York State purposes. With respect to New York City, income tax continues to be accounted for at the corporate level.

STRALEM & COMPANY INCORPORATED

**Notes to Financial Statements
October 31, 2002**

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company is subject to an operating lease for office space which expires in May 2005, requiring minimum annual rental payments of $335,000. As of October 31, 2002, future minimum annual rental payments amount to $866,000. In connection with the lease, the bank issued a letter of credit to the landlord on behalf of the Company which is collateralized with a bank certificate of deposit. Such certificate is included in the accompanying statement of financial condition at $336,102, including accrued interest. The terms of the leases include escalation clauses for increases in real estate taxes and certain operating expenses. Rent expense for the year ended October 31, 2002 totaled $351,000.

As a nonclearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

Supplementary Information

STRALEM & COMPANY INCORPORATED

Schedule of Computation of Net Capital
October 31, 2002

Total stockholders' equity	$ 1,986,146
Deductions:	
Restricted cash	336,102
Investment advisory fees receivable	182,000
Furniture, equipment and leasehold improvements	27,216
Other assets	103,294
Brokers bond insurance - excess deductible	5,000
	653,612
Tentative net capital	1,332,534
Haircuts on money market funds	29,641
Net capital	$ 1,302,893
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 423,998
Percentage of aggregate indebtedness to net capital	33%
Minimum capital required	$ 28,266
Excess of net capital over minimum requirement	$ 1,274,627

There is no material difference between the above calculation and the calculation included in
the Company's unaudited FOCUS report as of October 31, 2002.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Stralem & Company Incorporated
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Stralem & Company Incorporated (the Company) for the year ended October 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Stralem & Company Incorporated to achieve all the divisions of duties and crosschecks generally included in internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

New York, New York
November 27, 2002